UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_________________

Cover-All Technologies Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

222892101

(CUSIP Number)

_________________

Ketan Mehta

President & CEO

Majesco

5 Penn Plaza, 33rd Street & 8th Avenue, 14th Floor

New York, NY 10001

Telephone: (646) 731-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________

 Copy to:

Valérie Demont, Esq.

Pepper Hamilton LLP

620 Eighth Avenue

New York, NY 10018

(212) 808-2745

_________________

 December 14, 2014

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 222892101

1	NAMES OF REPORTING PERSONS Majesco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,634,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,634,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 222892101

1	NAMES OF REPORTING PERSONS Mastek (UK) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,634,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,634,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 222892101

1	NAMES OF REPORTING PERSONS Mastek Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,634,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,634,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either Majesco, Mastek (UK) Ltd. or Mastek Limited that it is the beneficial owner of any of the common stock of Cover-All Technologies Inc. referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Issuer Common Stock ”), of Cover-All Technologies Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960.

Item 2. Identity and Background

(a) The name of the persons filing this statement are Majesco, a California corporation (“Majesco”), Mastek (UK) Ltd., a private limited company organized under the laws of the United Kingdom (“Mastek UK”), and Mastek Limited, a public limited company domiciled in, and organized under the laws of, India (“Mastek Parent” and together with Majesco and Mastek UK, the “Reporting Persons”, and each a “Reporting Person”).  The equity interests of Majesco are owned by each of Mastek UK and Mastek Parent.

(b) The address of the principal executive offices and the telephone number for (i) Majesco and each person listed in Section 1 of Schedule A is 5 Penn Plaza, 33rd Street and 8th Avenue, 14th Floor, New York, NY 10001; (646) 731-1000 (ii) Mastek UK and each person listed in Section 2 of Schedule A is Pennant House, 2 Napier Court, Napier Road, Reading RG1 8BW, United Kingdom; +44(0)118 903 5700 and (iii) Mastek Parent and each person listed in Section 3 of Schedule A is Unit 106, SDF 4, Seepz, Andheri (East), Mumbai 400 096, India; +91 22 6695 2222.

(c) Mastek Parent, together with Majesco and Mastek UK, is a global technology solutions provider focusing on meeting customer needs through the strategic application of tailored business solutions and IT services. The Reporting Persons deliver solutions and IT services in core insurance areas including policy administration, product modelling, new business processing, billing, claims and producer lifecycle management and distribution.  The Reporting Persons offer an integrated portfolio of IT products and services, comprised of proprietary software solutions, IT consulting, application development, systems integration, application management outsourcing, testing, data warehousing and business intelligence, CRM services and legacy modernization.

(d) During the last five years, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Majesco is a California corporation.  Mastek UK is a private limited company organized under the laws of the United Kingdom.  Mastek Parent is a public limited company domiciled in India.  Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of each Reporting Person’s directors and executive officers.

Item 3. Source and Amount of Funds or Other Consideration

None of the Reporting Persons expended any funds to acquire beneficial ownership of the Issuer Common Stock upon the execution of the Voting Agreement (as defined in Item 4).  The Reporting Persons acquired no Issuer Common Stock pursuant to the Voting Agreement and the Reporting Persons made no payments, and will not make any payments, to the Subject Stockholder (as defined in Item 4) in connection with the Voting Agreement.

Item 4. Purpose of Transaction

(a)-(b)

This statement is being filed in connection with the Voting Agreement among Majesco and a stockholder of the Issuer party thereto (the “Subject Stockholder”), dated as of December 14, 2014 (the “Voting Agreement”). The Voting Agreement was entered into as a condition to the willingness of Majesco to enter into the Merger Agreement (as defined below) and to increase the likelihood that the Merger Agreement is adopted by the Issuer’s stockholders. The terms of the Voting Agreement apply to the shares of Issuer Common Stock owned or controlled by the Subject Stockholder (the “Subject Shares”), which Subject Shares, as of the date of the Voting Agreement, are further described in Item 5 below.

Merger Agreement

On December 14, 2014, Majesco and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement ”). The Merger Agreement provides, among other things, for the Issuer to be merged with and into Majesco (the “Merger”), with the separate corporate existence of the Issuer ceasing and Majesco continuing as the surviving corporation in the Merger (the “Surviving Corporation ”).  The consummation of the Merger is subject to the adoption and approval of the Merger Agreement by the Issuer’s stockholders and by Majesco’s stockholders. In addition, the Merger is subject to other closing conditions, including, among others, (i) effectiveness of the registration statement on Form S-4 to be filed with the United States Securities and Exchange Commission, (ii) approval of the listing on the NYSE MKT of the shares of common stock of the Surviving Corporation issuable in the Merger, (iii) delivery of a customary opinion from counsel that the Merger will qualify as a tax-free reorganization for federal income tax purposes and (iv) the absence of a law, judgment, ruling or other legal restraint restricting, preventing or prohibiting the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct in all material respects, the other party having performed in all material respects its obligations under the Merger Agreement and the other party not having suffered a material adverse effect, in each case as set forth in the Merger Agreement.

The description of the Merger Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1, and is incorporated herein by reference.

Voting Agreement

Pursuant to the Voting Agreement, the Subject Stockholder agreed during the term of the Voting Agreement to vote the Subject Shares, and to cause any holder of record of Subject Shares to vote or execute a written consent or consents if stockholders of the Issuer are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of stockholders of the Issuer: (i) in favor of the Merger, at every meeting (or in connection with any action by written consent) of the stockholders of the Issuer at which such matters are considered and at every adjournment or postponement thereof; (ii) against (1) any Takeover Proposal (as such term is defined below), (2) any action, proposal, transaction or agreement which would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or any other agreement related to the Merger, or of the Subject Stockholder under the Voting Agreement and (3) any action, proposal, transaction or agreement that would impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of any conditions under the Voting Agreement, the Merger Agreement or any definitive agreements for the Merger or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Issuer’s charter documents and by-laws).

“Takeover Proposal” as used in this Schedule 13D means a proposal or offer, or indication of interest in making a proposal or offer, from any person other than Majesco relating to any:

•

acquisition of equity or assets of the Issuer equal to twenty five percent (25%) or more of the fair market value of the Issuer’s consolidated assets or to which twenty five percent (25%) or more of the Issuer’s net revenues or net income on a consolidated basis are attributable;

•

acquisition of twenty five percent (25%) or more of the voting equity interests of the Issuer;

•

tender offer or exchange offer that if consummated would result in any person beneficially owning twenty five percent (25%) or more of the voting equity interests of the Issuer;

•

merger, consolidation, other business combination or similar transaction involving the Issuer, pursuant to which the holders of the Issuer’s shares immediately prior to such transaction own, in the aggregate, less than eighty-five percent (85%) of the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof; provided that the consummation of the transactions contemplated by such proposal or offer are conditioned on the termination of the Merger Agreement; or

•

liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Issuer or the declaration or payment of an extraordinary dividend by the Issuer.

The Subject Stockholder also appointed Majesco and any designee of Majesco, and each of them individually, their proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of the Voting Agreement with respect to the Subject Shares in accordance with the terms of the Voting Agreement.

The Subject Stockholder also agreed not to, and not permit any entity under their respective control to, during the term of the Voting Agreement and solely with respect to voting on the matters described above, deposit any of the Subject Shares in a voting trust, grant any proxies with respect to the Subject Shares, grant any power of attorney with respect to the Subject Shares or subject any of the Subject Shares to any arrangement with respect to the voting of the Subject Shares other than agreements entered into with Majesco.

The Subject Stockholder is not restricted or prohibited from, directly or indirectly, transferring, selling, offering, exchanging, assigning, hypothecating, pledging or otherwise disposing of or encumbering (any “Transfer”) any of the Subject Shares or entering into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Subject Shares or any of their voting or economic interest in the Subject Shares.

The Subject Stockholder also agreed that all shares of Issuer Common Stock or other equity interests in the Issuer that the Subject Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership of after the execution of the Voting Agreement and during the term of the Voting Agreement will be subject to the terms of the Voting Agreement and will constitute Subject Shares for all purposes of thereof.

The Voting Agreement will terminate with respect to each Subject Share, on a share by share basis, upon the earlier of (i) the mutual termination by the parties to the Voting Agreement, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the effective time of the Merger, (iv) the Transfer of such Subject Share by the Subject Stockholder thereof, (v) an amendment to the Merger Agreement without the consent of the Subject Stockholder, or (vi) July 30, 2015 or such later date as the parties under the Merger Agreement may agree to under terms of the Merger Agreement.

The description of the Voting Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 2, and is incorporated herein by reference.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors and officers of the Surviving Corporation shall be as set forth in the Merger Agreement.

(e) Other than as a result of the Merger, not applicable.

(f) Other than as a result of the Merger, not applicable.

(g) Upon consummation of the Merger, the articles of incorporation and bylaws of the Surviving Corporation will be in the forms attached as exhibits to the Merger Agreement.

(h)-(i) After the Merger, Majesco intends to cause (x) the Issuer Common Stock to be delisted from the NYSE MKT and the Issuer Common Stock will be eligible for termination of registration pursuant to Section 12(b) of the Exchange Act and (y) the Surviving Corporation common stock to be listed on the NYSE MKT.

(j) Other than as set forth in this Statement, the Voting Agreement or the Merger Agreement, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A, has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer

(a) Other than the Subject Shares, which may be deemed to be beneficially owned in connection with the Voting Agreement, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A, have acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially own any securities of the Issuer. As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owner of 7,634,400 shares of Issuer Common Stock, which constitutes approximately 28.5% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 26,786,693 shares of Issuer Common Stock issued and outstanding as of the close of business on December 14, 2014.  No Reporting Person is entitled to any rights as a stockholder of the Issuer as to the Subject Shares, except as expressly provided in the Voting Agreement, and each Reporting Person disclaims all beneficial ownership of the Subject Shares.

(b) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote 7,634,400 shares of the Issuer Common Stock held by the Subject Stockholders. Other than pursuant to the Voting Agreement, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A, has the power to vote or direct the vote, or dispose of or direct the disposition of, the Issuer Common Stock.

(c) Other than the Voting Agreement, the Merger Agreement and the transactions contemplated thereby, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Other than the Subject Stockholder, to any Reporting Person’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or to any Reporting Person’s knowledge, the other persons named in Item 2 or between the Reporting Persons, or to any Reporting Persons’ knowledge, the other persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1

Agreement and Plan of Merger, dated December 14, 2014, by and between Majesco and Cover-All Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8–K filed on December 15, 2015 (the “Issuer Form 8–K”))

2

Voting Agreement, dated December 14, 2014, by and among Majesco and RENN Universal Growth Investment Trust PLC (“RENN”), as acknowledged and accepted by Russell Cleveland, as representative of RENN (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Majesco

By:	/s/ Ketan Mehta
Name: Ketan Mehta
Title: President and Chief Executive Officer

Mastek Limited

By:	/s/ Sudhakar Ram
Name: Sudhakar Ram
Title: Managing Director & Group CEO

Mastek (UK) Ltd.

By:	/s/ Joe Venkataraman
Name: Joe Venkataraman
Title: Chairman

Dated: December 15, 2014

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1

Agreement and Plan of Merger, dated December  14, 2014, by and between Majesco and Cover-All Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8–K filed on December 15, 2015 (the “Issuer Form 8–K”))

2

Voting Agreement, dated December 14, 2014, by and among Majesco and RENN Universal Growth Investment Trust PLC (“RENN”), as acknowledged and accepted by Russell Cleveland, as representative of RENN (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K)

SCHEDULE A

The following table sets forth the name and present principal occupation or employment of each director and executive officer of the Reporting Persons. The present principal employer for each director and executive officer is the applicable Reporting Person with the address set forth in Item 2 above.

Section 1

Board of Directors of Majesco

Name	Present Principal Occupation or Employment	Citizenship
Ketan Mehta	President & CEO	United States
Ashank Desai	Non-Executive Director	India
Atul Kanagat	Non-Executive Director	United States
Rajendra Sisodia	Non-Executive Director	United States; Overseas Citizen of India
Anil Chitale	Chief Product Evangelist	United States

Executive Officers of Majesco

Name	Present Principal Occupation or Employment	Citizenship
Ketan Mehta	President & CEO	United States
Chad Hersh	Executive Vice President	United States
Anil Chitale	Chief Product Evangelist	United States
Prateek Kumar	Sr. Vice President, Sales & Account Management	India
Lori Stanley	Secretary and General Counsel	United States

Section 2

Board of Directors of Mastek UK

Name	Present Principal Occupation or Employment	Citizenship
Joe Venkataraman	Chairman	United Kingdom
Srinivasan Sandilya	Non-Executive Director	India
Ashank Desai	Non-Executive Director	India
Venkatesh Chakravarty	Non-Executive Director	India

Executive Officers of Mastek UK

Name	Present Principal Occupation or Employment	Citizenship
Sudhakar Ram	CEO	India
Joe Venkataraman	Chairman	United Kingdom
Prahlad Koti	Sr. Vice-President	United Kingdom
Benjamin Davison	Sr. Vice-President, Delivery for UK	United Kingdom
Anant Thakrar	Sr. Vice-President, Finance	United Kingdom

Section 3

Board of Directors of Mastek Parent

Name	Present Principal Occupation or Employment	Citizenship
Srinivasan Sandilya	Non-Executive Chairman & Independent Director	India
Sudhakar Ram	Managing Director & Group CEO	India
Radhakrishnan Sundar	Executive Director	India
Ashank Desai	Non-Executive Director	India
Ketan Mehta	Non-Executive Director	United States
Dr. Rajendra Sisodia	Non-Executive Director (Independent)	United States; Overseas Citizen of India
Venkatesh Chakravarty	Non-Executive Director (Independent)	India
Ms. Priti Rao	Non-Executive Director (Independent)	India
Atul Kanagat	Non-Executive Director (Independent)	United States
Dr. Arun Maheshwari	Non-Executive Director (Independent)	India

Executive Officers of Mastek Parent

Name	Present Principal Occupation or Employment	Citizenship
Sudhakar Ram	Managing Director & Group CEO	India
Radhakrishnan Sundar	Executive Director	India
Farid Kazani	Group CFO & Finance Director	India
Kalpana Jaishankar	Senior Vice-President & Group Head-HR	India